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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Southeast Investments, N.C. Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

820 Tyvola Rd, Suite 104

(No. and Street)

Charlotte   **NC**   **28217**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Black   **704-527-7873**   **jblack@seinvestnc.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Scharf Pera & Co., PLLC

(Name – if individual, state last, first, and middle name)

4600 Park Road, Suite 112   **Charlotte**   **NC**   **28209**

(Address)   (City)   (State) (Zip Code)

09/18/2003   **28**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jonathan Black, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Southeast Investments, N.C. Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RONALD DAVID PLEXICO JR
NOTARY PUBLIC
SOUTH CAROLINA
MY COMMISSION EXPIRES 09-24-31

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SOUTHEAST INVESTMENTS, N.C., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024



Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Stockholders
Southeast Investments, N.C., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Southeast Investments, N.C., Inc., as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of Southeast Investments, N.C., Inc., as of December 31, 2024, and the results of its operations and its cash flows for the year then ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Southeast Investments, N.C., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Southeast Investments, N.C., Inc.'s financial statements. The supplemental information is the responsibility of Southeast Investments, N.C., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
We have served as Southeast Investments, N.C., Inc.'s auditor since 2012
Charlotte, North Carolina
February 28, 2025

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	118,070
Deposits with clearing organization		100,000
Receivables from clearing organization		84,740
Commissions receivable		85,898
	$	388,708

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	196,523
Other accrued expenses		4,118
		200,641
Commitments and contingent liabilities		-
Stockholders' Equity:		
Common stock, $1 par value; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,158,981
Accumulated deficit		(971,914)
		188,067
	$	388,708

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:		
Commissions	$	4,470,654
Interest and dividends		8,587
Other income		25,456
		4,504,697
Expenses:		
Commissions		2,940,045
Employee compensation		318,575
Management fees		26,250
Clearance fees		160,493
Professional fees		202,802
Rent		130,000
Advertising		38,125
Other operating expenses		619,489
		4,435,779
Net income before income taxes		68,918
Income tax expense (benefit)		-
Net income	$	68,918

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2024	1,000	$ 1,000	$ 1,158,981	$ (1,040,832)	$ 119,149
Net income	–	–	–	68,918	68,918
Balance - December 31, 2024	1,000	$ 1,000	$ 1,158,981	$ (971,914)	$ 188,067

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 68,918
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in operating assets:		
Receivable from clearing organization	$ (54,396)	
Commissions receivable	(31,373)	
Increase in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	96,210	
		10,441
Net cash provided by operating activities		79,359

CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	-
INCREASE IN CASH	79,359
CASH AT BEGINNING OF YEAR	38,711
CASH AT END OF YEAR	$ 118,070

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1 - Organization and Nature of Business:

Southeast Investments, N.C., Inc. (the "Company") is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Headquartered in Charlotte, North Carolina, the Company executes general securities transactions for customers located throughout the United States. Trades are cleared by AXOS Clearing, LLC.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Revenue recognition:

The revenues of the Company are derived primarily from commissions earned on securities transactions and are recorded when earned. Securities transactions are recorded on the trade-date basis.

Income taxes:

Income taxes are determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740, "Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carry forwards. Any tax related penalties and interest are recorded in the period in which they are incurred.

<u>**Note 2 - Significant Accounting Policies (continued):**</u>

Income taxes (continued):

FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2021.

Property and equipment:

Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at three to five years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. As property and equipment were fully depreciated in previous years, there was no depreciation expense for the year ended December 31, 2024.

Leases:

Effective January 1, 2019, the Company adopted FASB ASC 842 on lease accounting. The Company has no leases with initial terms in excess of 12 months and therefore has no right-of-use assets or lease liabilities recorded as of December 31, 2024.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement

Note 2 - Significant Accounting Policies (continued):

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's financial instruments include cash, accounts receivable, accounts payable, notes payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Segment Reporting:

The Company has one reportable operating segment that the Chief Operating Decision Maker ("CODM") uses to evaluate business performance. This segment's assets are reported as total assets on the Statement of Financial Condition and this segment's results of operations are reported on the Statement of Income. The Company's CODM is its President.

Note 3 - Marketable Securities:

The Company's marketable securities usually consists of corporate stocks that are valued using Level 1 inputs. As of December 31, 2024, the company had no marketable securities.

Note 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $50,000 unless the company exceeds 10 trades during the year for its own account. At December 31, 2024, the company had net capital of $168,257 which was $118,257 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 2.06 to 1.

Note 5 - Related Party Transactions:

Three affiliated companies, related through common ownership or family members of a shareholder, provide various management services and consulting services to the Company. For the year ended

December 31, 2024, the Company incurred management fees of $26,250. Additionally, these entities were paid $140,000 for professional fees and $115,000 for compliance and other operating expenses.

The Company leases office space from related parties. The lease terms are month to month and the Company paid rent of $130,000 to these parties for the year ended December 31, 2024.

No amounts were payable to or receivable from related parties as of December 31, 2024.

Note 6 - Income Taxes:

The provision for income taxes at December 31, 2024 consists of $0 of federal current taxes and $0 of state taxes, with $0 of federal and state deferred taxes. The full amount of the net deferred tax assets of $155,000 federal and $11,500 state has been fully offset by a valuation reserve.

The provision for income taxes of zero percent consists of the federal statutory rate of 21 percent, state tax rate of 2.5 percent, net of federal benefit, and a reduction of 23.5 percent as a result of a valuation reserve on net operating loss carry forwards. Federal net operating losses are approximately $735,000 as of December 31, 2024. State net operating losses are approximately $465,000 as of December 31, 2024. Portions of these net operating losses begin expiring in 2034.

Note 7- Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2024 is as follows:

Interest expense	$ -
Income taxes	$ -

Note 8 – Commitments and Contingencies:

The Company is subject to various claims and legal proceedings in the ordinary course of business activities. On March 3, 2017, the Company and a manager and former shareholder were sanctioned by a FINRA Extended Hearing Panel regarding certain violations related to recordkeeping and agent site visits. Sanctions included a statutory disqualification and fines of $243,000. During 2019 the Company's appeal of the findings resulted in the fine being reduced to $146,500. Pursuant to the former shareholder's contractor agreement with the company, he is personally responsible for any fines from rule violations which resulted from his actions and decisions The Company and the former shareholder disagree with the findings and are vigorously defending themselves through the appeals process. During 2020, the Company in consultation with it's legal counsel, reevaluated the need for a contingent liability in accordance with FASB ASC 450-20 – Loss Contingencies and determined that it did not meet the more-likely-than-not threshold to be recorded as a contingent liability. As such, both the contingent liability and due from affiliate have been removed from the Statement of Financial Condition.

Note 9 - Subsequent Events:

The Company evaluated all events and transactions through February 28, 2025, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

SOUTHEAST INVESTMENTS, N.C., INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2024

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTHEAST INVESTMENTS, N.C., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Net capital:			
Total stockholders' equity			$ 188,067
Deductions and/or charges:			
Nonallowable assets:			
Commissions on receivable over 30 days old, net			
of related commissions payable			(18,513)
Net capital before haircuts on securities			
positions (tentative net capital)			169,554
Haircuts on securities			(1,297)
Net capital			$ 168,257
Aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses			$ 200,641
Contingent liability			146,500
			$ 347,141
Computation of basic net capital requirement:			
Minimum net capital required, greater of:			
Minimum net capital required as computed			
at 6.67 percent of aggregate indebtedness	$	23,143	
Minimum dollar net capital requirement		50,000	
Total net capital requirement			$ 50,000
Excess net capital			$ 118,257
Excess net capital at 120 percent			$ 108,257
Ratio: Aggregate indebtedness to net capital			2.06

The net capital reported of $168,257 agrees in all material respects with the company's computation and amount reported in Part (II) of Form X-17a-5(unaudited) FOCUS report as of December 31, 2024.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT REGARDING SCHEDULES II, III, AND IV
AS OF DECEMBER 31, 2024

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Southeast Investments, N.C., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Southeast Investments, N.C Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, calculations and/or working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Dechy Rw & Co., PLLC

Charlotte, North Carolina
February 28, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
SOUTHEAST INVESTMENTS N C INC	8-50127

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 4,504,698.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 4,504,698.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 3,877,711.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 160,493.00	
d	Reimbursements for postage in connection with proxy solicitations.	$ 3,003.00	
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 111,542.00	
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 3,093.00		
c	Enter the greater of line 5a or 5b		$ 3,093.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**			$ 4,155,842.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.				$ 348,856.00
8	Multiply line 7 by .0015. This is your **General Assessment**.				$ 523.00
9	Current overpayment/credit balance, if any				$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A			$ 234.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)		$ 0.00		
	b Any other overpayments applied		$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)		$ 234.00		
	d Add lines 11a through 11c			$ 234.00	
12	**LESSER** of line 10 or 11d.				$ 234.00
13	a Amount from line 8			$ 523.00	
	b Amount from line 9			$ 0.00	
	c Amount from line 12			$ 234.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.				$ 289.00
14	Interest (see instructions) for 0 days late at 20% per annum				$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.				$ 289.00
16	Overpayment/credit carried forward (if applicable)				$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-50127	DEA: FINRA	2024	Dec

MEMBER NAME SOUTHEAST INVESTMENTS N C INC
MAILING ADDRESS 820 TYVOLA ROAD SUITE 104
CHARLOTTE, NC 28217
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SOUTHEAST INVESTMENTS N C INC
(Name of SIPC Member)

JONATHAN HARRISON BLACK
(Authorized Signatory)

2/28/2025
(Date)

jblack@seinvestnc.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Southeast Investments N.C., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Southeast Investments N.C., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Southeast Investments N.C., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Southeast Investments N.C., Inc. stated that Southeast Investments N.C., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Southeast Investments N.C., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southeast Investments N.C., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Charlotte, North Carolina

February 28, 2025

Southeast Investments, N.C. Inc.

Member FINRA, SIPC

820 Tyvola Road, Suite 104
Charlotte, NC 28217
704-527-7873 or 800-828-1295
Fax 704-527-2166

Exemption Report

Southeast Investments, N.C., Inc (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

Throughout the fiscal year ended December 31, 2024, the Firm met the identified exemption(s) listed below

- The Firm claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

The Firm met the exemption(s) identified above throughout the most recent fiscal year without exception.

I, Jonathan H. Black, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature
Title: CEO
Date: 02/28/2025